ENERFLEX LTD. PUBLISHES 2026 INVESTOR UPDATE PRESENTATION

CALGARY, Alberta, May 27, 2026 – Enerflex Ltd. (TSX: EFX) (NYSE: EFXT) (“Enerflex” or the “Company”) has published its 2026 Investor Update presentation outlining the Company’s outlook, strategic priorities and financial and capital allocation framework. A copy of the presentation is available on Enerflex’s website at www.enerflex.com.

Enerflex will host a virtual Investor Update beginning today at 8:00 am MT (10:00am ET). The Investor Update will include a formal presentation led by Enerflex’s President and CEO, Paul Mahoney, with a question-and-answer period to follow.

Investor Update Highlights:

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Clear strategy focused on operational execution and disciplined growth: Enerflex aims to “compete intentionally and improve relentlessly,” prioritizing operational excellence, the highest value growth opportunities in markets where we can win, and disciplined capital allocation to drive value creation for shareholders.
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Exposure to attractive, growing end markets: Enerflex competes in a US$20B+ global market that is forecasted to grow at a CAGR of ~6% through 2030. End market growth is supported by increasing natural gas production, LNG exports, and power generation demand (including data centers) across North America, LATAM, and the Middle East.
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Strong, resilient business model with recurring revenue: Approximately 65% of our adjusted gross margin is generated from recurring sources, supported by Enerflex’s integrated equipment, infrastructure, and services platform across core global markets.
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Improving financial performance and disciplined capital allocation: The Company’s objective is to increase each of adjusted EBITDA margin, cash conversion ratio and ROCE by 200+ bps on a full cycle basis through operational excellence, targeted growth and disciplined capital allocation.

Registration for the Virtual Investor Update can be completed using the following link: https://edge.media-server.com/mmc/p/eyz29mbq. Participants can join by webcast to follow along with the presentation. Questions can be submitted via the webcast or asked on the dial-in:

Dial-in numbers: https://register-conf.media-server.com/register/BI8e02cded3fae4a3dbb8d89234ae4be38.

Shortly after the live webcast, an archived version of the Investor Update will be available on Enerflex’s website.

ADVISORY REGARDING FORWARD-LOOKING INFORMATION

This news release contains “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” (and together with “forward-looking information”, “FLI”) within the meaning of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. In particular, this news release includes (without limitation) FLI pertaining to the ability of the Company to increase each of adjusted EBITDA margin, cash conversion ratio and ROCE by 200+ bps and the timing associated therewith, if at all.

FLI are not guarantees of future performance and involve a number of risks and uncertainties. The actual results, performance, or achievements of Enerflex could differ and such differences could be material from those expressed in, or implied by, the FLI. The principal risks, uncertainties and other factors affecting Enerflex and its business are identified under the heading "Risk Factors" in: (i) Enerflex's Annual Information Form for the year ended December 31, 2025, dated February 25, 2026; and (ii) in other filings with Canadian securities regulators and the SEC, copies of which are available under the electronic profile of the Company on SEDAR+ and EDGAR at www.sedarplus.ca and www.sec.gov/edgar, respectively. The FLI included in this news release are made as of the date of this news release and are based on the information available to the Company at such time and, other than as required by law, Enerflex disclaims any intention or obligation to update or revise any FLI, whether as a result of new information, future events, or otherwise. This news release and its contents should not be construed, under any circumstances, as investment, tax, or legal advice.

ABOUT ENERFLEX

Enerflex is a leading provider of modular natural gas, power technology and treated water solutions, delivering value through disciplined execution and a deliberate approach to where we compete. Our customer-focused delivery model supports operational excellence, innovation, and scalability across our global footprint with a focus on creating long-term shareholder value.

With over 4,400 engineers, manufacturers, technicians, professionals, and innovators, Enerflex is bound together by a shared vision: Transforming Energy for a Sustainable Future. The Company remains committed to the future of natural gas and the critical role it plays, while focused on sustainability offerings to support the world’s energy needs.

Enerflex’s common shares trade on the Toronto Stock Exchange under the symbol “EFX” and on the New York Stock Exchange under the symbol “EFXT”. For more information about Enerflex, visit www.enerflex.com.

For investor and media enquiries, contact:

Paul Mahoney

President and Chief Executive Officer

E-mail: PMahoney@enerflex.com

Preet S. Dhindsa

Senior Vice President and Chief Financial Officer

E-mail: PDhindsa@enerflex.com

Jeff Fetterly

Vice President, Corporate Development and Capital Markets

E-mail: JFetterly@enerflex.com

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